
SINGAPORE

中远投资(新加坡)有限公司

COSCO CORPORATION (SINGAPORE) LIMITED

9 TEMASEK BOULEVARD, #07-00 SUNTEC TOWER TWO, SINGAPORE 038989
TEL: 6885 0888 FAX: 6336 9006 WEBSITE: www.cosco.com.sg
RCB REG. NO: 196100159G


05009139

82-4033

From Secretary's Office: 6 Battery Road, #39-01
Singapore 049909

Tel No: 6221 3348 Fax No: 6221 3248

Our Ref: 100119/LK/FT/pc

Exemption No. 33-91910

6 June 2005


RECEIVED
JUN 20 2005
213
PROCESSING
SECTION

By Airmail
The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

Dear Sirs

COSCO ~~CORPORATION~~ Investment (SINGAPORE) LIMITED
(EXEMPTION NO. 33-91910)

On behalf of Cosco Corporation (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below listed announcements pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Date of Announcement	Description of Announcement
18 May 2005	Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest
27 May 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest (12 sets)
1 June 2005	Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest
2 June 2005	Early Delivery of Vessel

Yours faithfully
COSCO CORPORATION (SINGAPORE) LIMITED

Lawrence Kwan
Secretary

PROCESSED
JUN 21 2005
THOMSON FINANCIAL

dlw 6/21

Enclosure: Announcements

c.c. Mr Ji Haisheng (Fax No. 6336 1217, letter only)

Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	JI HAISHENG
Designation *	PRESIDENT
Date & Time of Broadcast	18-May-2005 17:12:28
Announcement No.	00023

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	16-05-2005
2.	Name of Substantial Shareholder *	Temasek Holdings (Private) Limited

3. Please tick one or more appropriate box(es): *

- Notice of a Change in the Percentage Level of a Substantial Shareholder's Interest or Cessation of Interest. [Please complete Part III and IV]

>> PART II

1.	Date of change of [Select Option]	
2.	Name of Registered Holder	
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of [Select Option] held before the change	
As a percentage of issued share capital	%
No. of N.A. which are subject of this notice	
As a percentage of issued share capital	%
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	
No. of N.A. held after the change	
As a percentage of issued share capital	%

>> PART III

1.	Date of change of Interest	11-05-2005
2.	The change in the percentage level	From 10.72 % To 9.91 %
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Deemed interest - A series of transactions by DBS Group Holdings Ltd group of companies, PSA International group of companies, Singapore Technologies Aerospace Ltd and Singapore Technologies Marine Ltd.
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	The change in the percentage level is the result of a series of transactions.

>> PART IV

1. Holdings of Substantial Shareholder , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	116,365,000

As a percentage of issued share capital	0 %	10.72 %
No. of shares held after the change	0	107,550,000
As a percentage of issued share capital	0 %	9.91 %

Footnotes

10.72% - Based on issued share capital of 1,085,147,475 shares of par value S$0.20 each as at 4 March 2005.

9.91% - Based on issued share capital of 1,085,217,475 shares of par value S$0.20 each as reflected in the SGX website on 13 May 2005.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 17:34:20
Announcement No.	00042

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	27-05-2005
2.	Name of Director *	Ji Hai Sheng
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-05-2005
2.	Name of Registered Holder	Ji Hai Sheng
3.	*Circumstance(s) giving rise to the interest or change in interest*	*Exercise of Share Options/Convertibles*
	# Please specify details	Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	400,000
As a percentage of issued share capital	0.037 %
No. of Shares which are subject of this notice	600,000
As a percentage of issued share capital	0.055 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	1,000,000
As a percentage of issued share capital	0.092 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director, including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	400,000	0

No. of shares held after the change	654,000	0
As a percentage of issued share capital	0.06 %	0 %

Footnotes

Mr Liu De Tian is an alternate director of the Company. He is also a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Attachments:

Total size = **0**
(2048K size limit recommended).

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 17:44:42
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	27-05-2005
2.	Name of Director *	Liu De Tian
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-05-2005
2.	Name of Registered Holder	Liu De Tian
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of share options under Cosco Group Employee's Option Scheme
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	154,000
As a percentage of issued share capital	0.014 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	654,000
As a percentage of issued share capital	0.06 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	154,000	0
As a percentage of issued share capital	0.014 %	0 %

No. of shares held after the change	654,000	0
As a percentage of issued share capital	0.06 %	0 %

Footnotes

Mr Liu De Tian is an alternate director of the Company. He is also a director of the subsidiary, Cosco (Singapore) Pte Ltd.

Attachments:

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(2048K size limit recommended).

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 17:52:16
Announcement No.	00053

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005

2. Name of Director * — Yao Hong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005

2. Name of Registered Holder — Yao Hong

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	100,000
As a percentage of issued share capital	0.009 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	600,000
As a percentage of issued share capital	0.055 %

>> PART III

1. Date of change of [Select Option] —

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details —

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: —

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	100,000	0
As a percentage of issued share capital	0.009 %	0 %

No. of shares held after the change	600,000	0
As a percentage of issued share capital	0.055 %	0 %

Footnotes

Attachments:

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(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 17:56:51
Announcement No.	00059

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005

2. Name of Director * — Yang Xiao Feng

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005

2. Name of Registered Holder — Yang Xiao Feng

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	330,000
As a percentage of issued share capital	0.03 %
No. of Shares which are subject of this notice	250,000
As a percentage of issued share capital	0.023 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	580,000
As a percentage of issued share capital	0.053 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	330,000	0
As a percentage of issued share capital	0.03 %	0 %

No. of shares held after the change	580,000	0
As a percentage of issued share capital	0.053 %	0 %

Footnotes

Mr Yang Xiao Feng is a director of the subsidiary, Harington Property Pte Ltd

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:01:46
Announcement No.	00064

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005
2. Name of Director * — Li Jian Xiong
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005
2. Name of Registered Holder — Li Jian Xiong
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	400,000
As a percentage of issued share capital	0.037 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	900,000
As a percentage of issued share capital	0.083 %

>> PART III

1. Date of change of [Select Option] —
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details —

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: —

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	400,000	0
As a percentage of issued share capital	0.037 %	0 %

No. of shares held after the change	900,000	0
As a percentage of issued share capital	0.083 %	0 %

Footnotes

Mr Li Jian Xiong is an alternate director of the Company

Attachments:

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(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:10:48
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005

2. Name of Director * — Ye Bin Lin

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005

2. Name of Registered Holder — Ye Bin Lin

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	400,000
As a percentage of issued share capital	0.037 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	900,000
As a percentage of issued share capital	0.083 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	400,000	0
As a percentage of issued share capital	0.037 %	0 %

No. of shares held after the change	900,000	0
As a percentage of issued share capital	0.083 %	0 %

Footnotes

Mr Ye Bin Lin is an alternate director of the Company

Attachments:

Total size = **0**
(2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:12:36
Announcement No.	00074

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005
2. Name of Director * — Poh Hee Boon
3. Please tick one or more appropriate box(es): *
   - Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005
2. Name of Registered Holder — Poh Hee Boon
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	396,000
As a percentage of issued share capital	0.036 %
No. of Shares which are subject of this notice	130,000
As a percentage of issued share capital	0.012 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	526,000
As a percentage of issued share capital	0.048 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	396,000	0
As a percentage of issued share capital	0.036 %	0 %

No. of shares held after the change	320,000	0
As a percentage of issued share capital	0.048 %	0 %

Footnotes

Mr Poh Hee Boon is a director of the subsidiary, CNF Shipping Agencies Pte Ltd.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:14:29
Announcement No.	00077

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005
2. Name of Director * — Liu Hong Hai
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005
2. Name of Registered Holder — Liu Hong Hai
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	726,000
As a percentage of issued share capital	0.067 %
No. of Shares which are subject of this notice	350,000
As a percentage of issued share capital	0.032 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	1,076,000
As a percentage of issued share capital	0.099 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	726,000	0
As a percentage of issued share capital	0.067 %	0 %

No. of shares held after the change	1,076,000	0
As a percentage of issued share capital	0.099 %	0 %

Footnotes

Mr Liu Hong Hai is a director of the subsidiaries, Costar Shipping Pte Ltd and CNF Shipping Agencies Pte Ltd.

Attachments:

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:16:23
Announcement No.	00080

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005

2. Name of Director * — He Gang

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005

2. Name of Registered Holder — He Gang

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	70,000
As a percentage of issued share capital	0.006 %
No. of Shares which are subject of this notice	130,000
As a percentage of issued share capital	0.012 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	200,000
As a percentage of issued share capital	0.018 %

>> PART III

1. Date of change of [Select Option] —

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details —

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions: —

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	70,000	0
As a percentage of issued share capital	0.006 %	0 %

No. of shares held after the change	200,000	0
As a percentage of issued share capital	0.018 %	0 %

Footnotes	Mr He Gang is a director of the following subsidiaries: 1. COS Orchid Shipping Pte Ltd 2. COS Prosperity Shipping Pte Ltd 3. COS Magna Shipping Pte Ltd 4. COS Neptune Shipping Pte Ltd
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:18:06
Announcement No.	00082

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005
2. Name of Director * — Li Mei
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005
2. Name of Registered Holder — Li Mei
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	104,000
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	180,000
As a percentage of issued share capital	0.02 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	284,000
As a percentage of issued share capital	0.03 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	104,000	0
As a percentage of issued share capital	0.01 %	0 %

No. of shares held after the change	284,000	0
As a percentage of issued share capital	0.03 %	0 %

Footnotes

Ms Li Mei is a director of the subsidiary, Harington Property Pte Ltd

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:20:38
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

>> PART I

1.	Date of notice to issuer *	27-05-2005
2.	Name of Director *	Sia Eng Beng
3.	Please tick one or more appropriate box(es): *	

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	27-05-2005
2.	Name of Registered Holder	Sia Eng Beng
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	Exercise of share options under Cosco Group Employee's Share Option Scheme
4.	Information relating to shares held in the name of the Registered Holder	

No. of Shares held before the change	210,000
As a percentage of issued share capital	0.019 %
No. of Shares which are subject of this notice	250,000
As a percentage of issued share capital	0.023 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	460,000
As a percentage of issued share capital	0.042 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	210,000	0
As a percentage of issued share capital	0.019 %	0 %

No. of shares held after the change	460,000	0
As a percentage of issued share capital	0.042 %	0 %

Footnotes

Mr Sia Eng Beng is a director of the subsidiaries, Costar Shipping Pte Ltd and CNF Shipping Agencies Pte Ltd.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	LI JIAN XIONG
Designation *	DIRECTOR
Date & Time of Broadcast	27-May-2005 18:29:16
Announcement No.	00089

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 27-05-2005
2. Name of Director * — Li Jian Xiong
3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 27-05-2005
2. Name of Registered Holder — Li Jian Xiong
3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details — Exercise of share options under Cosco Group Employee's Share Option Scheme
4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	400,000
As a percentage of issued share capital	0.037 %
No. of Shares which are subject of this notice	500,000
As a percentage of issued share capital	0.046 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	900,000
As a percentage of issued share capital	0.083 %

>> PART III

1. Date of change of [Select Option]
2. The change in the percentage level — From % To %
3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	400,000	0
As a percentage of issued share capital	0.037 %	0 %

No. of shares held after the change	900,000	0
As a percentage of issued share capital	0.083 %	0 %

Footnotes

Mr Li Jian Xiong is an alternate director of the Company.

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	01-Jun-2005 18:08:13
Announcement No.	00101

>> Announcement Details

The details of the announcement start here ...

>> PART I

1. Date of notice to issuer * — 01-06-2005

2. Name of Director * — Er Kwong Wah

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1. Date of change of Interest — 01-06-2005

2. Name of Registered Holder — Er Kwong Wah

3. Circumstance(s) giving rise to the interest or change in interest — Exercise of Share Options/Convertibles

   # Please specify details

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	0
As a percentage of issued share capital	0 %
No. of Shares which are subject of this notice	100,000
As a percentage of issued share capital	0.009 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.735
No. of Shares held after the change	100,000
As a percentage of issued share capital	0.009 %

>> PART III

1. Date of change of [Select Option]

2. The change in the percentage level — From % To %

3. Circumstance(s) giving rise to the interest or change in interest — [Select Option]

   # Please specify details

4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	12,000
As a percentage of issued share capital	0 %	0.001 %

No. of shares held after the change	100,000	12,000
As a percentage of issued share capital	0.009 %	0.001 %

Footnotes

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	COSCO CORPORATION (S) LTD
Company Registration No.	196100159G
Announcement submitted on behalf of	COSCO CORPORATION (S) LTD
Announcement is submitted with respect to *	COSCO CORPORATION (S) LTD
Announcement is submitted by *	Mdm Yao Hong
Designation *	Director
Date & Time of Broadcast	02-Jun-2005 17:32:48
Announcement No.	00048

>> Announcement Details

The details of the announcement start here ...



Announcement Title *	Early Delivery of Vessel
Description	
Attachments:	Announcement.pdf Total size = **208K** (2048K size limit recommended)

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SINGAPORE

COSCO CORPORATION (SINGAPORE) LIMITED
Registration No. 196100159G

Early Delivery of Vessel

The Board of Directors of Cosco Corporation (Singapore) Limited ("the Company") wishes to refer to the Company's announcement of 1 December 2003 relating to the signing of the Memorandum of Understanding ("MOU") with the holding company, China Ocean Shipping (Group) Company ("China Ocean") to lease two 74,000 dead weight tonnes Panamax vessels on a long term basis from China Ocean when the vessels are delivered to China Ocean in the third quarter of 2005.

The Company wishes to announce that one of the 74,000 dead weight tonnes Panamax vessels was delivered to China Ocean on 2 June 2005. The early delivery of the vessel to China Ocean means earlier commencement of the lease agreement thus will generate an earlier revenue stream for the Company.

Submitted by Mdm Yao Hong, Director on 02/06/2005 to the SGX